UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

2seventy bio, Inc.
(Name of Subject Company)

2seventy bio, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

901384107
(CUSIP Number of Class of Securities)

Chip Baird
Chief Executive Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, MA 02142
(617) 675-7270
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert F. Masella, Esq.
Mark S. Opper, Esq.
Tevia K. Pollard, Esq.
Michael H. Bison, Esq.
Gregg L. Katz, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by 2seventy bio, Inc., a Delaware corporation (the “Company” or “2seventy bio”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2025, relating to the tender offer by Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Bristol-Myers Squibb, a Delaware corporation (“Bristol-Myers Squibb”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of 2seventy bio (the “Shares”) at a price per Share of $5.00, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

2seventy bio believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, solely to avoid the risk that the Complaints or the Demands (defined below) may delay or otherwise adversely affect the Transactions and to minimize the expense of defending against the Complaints and the Demands, 2seventy bio wishes to voluntarily make certain supplemental disclosures related to the proposed Transactions, in Items 4(3), 4(5), 4(6), 4(7), 4(8) and 4(9) and Item 8(1), which should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, 2seventy bio specifically denies all allegations in the Complaints and the Demands that any additional disclosure was or is required or is material.

In addition, this Amendment No. 3 is being filed to reflect certain other amendments and updates, as reflected below in Items 4(1), 4(2) and 4(4) and Item 8(2).  Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged.

Item 4.	The Solicitation or Recommendation

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the struck-through text in the fifth full paragraph on page 19 under the section entitled “Item 4. The Solicitation or Recommendation-Background of the Transactions.”

“On December 3, 2024, the 2seventy bio Board of Directors held a meeting at which members of 2seventy bio management ~~and representatives from Goodwin~~ were in attendance. During this meeting, members of 2seventy bio management provided an update of the recent commercial performance of Abecma. Members of 2seventy bio management also provided an update regarding recent discussions and meetings held with potential counterparties with respect to a potential strategic transaction or royalty relationship.”

2.	By deleting the struck-through text in the third paragraph on page 20 under the section entitled “Item 4. The Solicitation or Recommendation-Background of the Transactions.”

“On December 13, 2024, and December 18, 2024, the First Transaction Committee held meetings~~, at which representatives of Goldman Sachs and Goodwin were present in each case~~. During such meetings, members of 2seventy bio management provided updates regarding the status of discussions with Party B, as well as the status of outreach to other parties.”

3.	By adding the bold and underlined text in the second full paragraph on page 22 under the section entitled “Item 4. The Solicitation or Recommendation-Background of the Transactions.”

“On February 8, 2025, the 2seventy bio Board of Directors held a meeting during which members of 2seventy bio management and representatives of Goldman Sachs and Goodwin were present. At this meeting, members of 2seventy bio management provided an update regarding the status of discussions with Party A, current timelines and potential next steps. Also at this meeting, the 2seventy bio Board of Directors and 2seventy bio management discussed the financial projections for 2025 through 2036 prepared by 2seventy bio senior management, including the related methodology, the underlying assumptions and related risks, and the preparation of financial projections based on such long-range plan for both a base case (the “Case 1 Forecasts”) and a case accounting for upside sensitivity (the “Case 2 Forecasts” and, together with the Case 1 Forecasts, the “Forecasts”) (neither of which was risk adjusted), as described in the subsection entitled “-Certain Financial Projections”. Following discussion, the 2seventy bio Board of Directors approved the Forecasts and authorized 2seventy management and Goldman Sachs to provide the Forecasts to Party A, copies of which had been provided to the 2seventy bio Board of Directors prior to the meeting.”

4.	By deleting the struck-through text in the sixth full paragraph on page 24 under the section entitled “Item 4. The Solicitation or Recommendation-Background of the Transactions.”

“Also on March 3, 2025, the Transaction Committee held a meeting at which members of 2seventy bio management ~~and representatives of Goldman Sachs and Goodwin~~ were present. At this meeting, members of 2seventy bio management provided an update regarding discussions with Party A and Bristol-Myers Squibb.”

5.	By adding the bold and underlined text in the seventh full paragraph on page 24 under the section entitled “Item 4. The Solicitation or Recommendation-Background of the Transactions.”

“On March 5, 2025, representatives of DyalCo had a call with representatives of Goldman Sachs during which representatives of DyalCo conveyed, on behalf of Bristol-Myers Squibb, a verbal offer to acquire 2seventy bio for $4.75 per Share (the “March 5th Proposal”) and a request for the parties to agree to an exclusivity period that would provide for exclusive negotiations between the parties. The March 5th Proposal was not subject to a financing condition nor did it include any references to retaining any executive officers of the Company following the consummation of the Transactions.”

6.
By adding the bold and underlined text in the tables and footnotes appearing on pages 36-37 under the section entitled “Item 4. The Solicitation or Recommendation-Certain Financial Projections-Case 1 Forecasts.”

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Net Abecma Revenue(1)	$152	$172	$170	$176	$169	$140	$126	$115
Gross Profit	$59	$94	$91	$97	$103	$77	$66	$57
(-) R&D	($24)	($19)	($15)	($12)	($10)	($8)	($6)	($5)
(-) SG&A	($33)	($31)	($32)	($33)	($29)	($26)	($24)	($23)
(-) Lease Expense	($14)	($16)	($17)	($17)	($18)	($18)	($19)	($20)
Total Operating Expenses	($71)	($65)	($64)	($62)	($56)	($52)	($50)	($48)
EBIT(2)	($11)	$29	$27	$35	$47	$25	$17	$10
(-) Taxes	-	($6)	($6)	($7)	($10)	($5)	($4)	($2)
Net Operating Profit After Tax	($11)	$23	$22	$27	$37	$20	$13	$$8
(+) D&A	$6	$5	$4	$3	$3	$3	$3	$3
(-) CapEx	($7)	($5)	($4)	($3)	($3)	($3)	($3)	($3)
(+/-) Change in NWC	($3)	($2)	$0	($1)	$1	$3	$1	$1
Free Cash Flow(3)	($15)	$25	$26	$32	$45	$27	$17	$10
NOL Benefit(5)	-	$5	$5	$6	$8	$4	$3	$2

	2033E	2034E	2035E	2036E
Total Net Abecma Revenue(1)	$104	$93	$83	$74
Gross Profit	$50	$39	$29	$26
(-) R&D	($4)	($3)	-	-
(-) SG&A	($22)	($21)	($20)	($19)
(-) Lease Expense	($20)	($5)	-	-
Total Operating Expenses	($47)	($30)	($20)	($19)
EBIT(2)	$3	$10	$9	$7
(-) Taxes	($1)	($2)	($2)	($1)
Net Operating Profit After Tax	$2	$8	$7	$5
(+) D&A	$3	$3	$3	$3
(-) CapEx	($3)	($3)	($3)	($3)
(+/-) Change in NWC	$1	$1	$1	$1
Free Cash Flow(3)	$4	$10	$9	$7
NOL Benefit(5)	$1	$2	$2	$1

(1) Represents 2seventy bio’s share of U.S. Abecma revenue based on the terms of the Bristol-Myers Squibb Collaboration Agreement.
(2) EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.
(3) Free cash flow is a non-GAAP financial measure defined as cash flow from operations minus capital expenditures plus tax benefits from net operating losses.
(4) The Case 1 Forecasts approved by the 2seventy bio Board of Directors on February 8, 2025 included an assumption regarding the 2seventy bio’s federal net operating loss (“NOLs”) balance as of December 31, 2023 of $144 million, as the value as of December 31, 2024 was not yet available, which resulted in free cash flow of $9 million for 2034, $8 million for 2035 and $6 million for 2036. The Case 1 Forecasts approved by the 2seventy bio Board of Directors on March 7, 2025 included an updated assumption regarding the 2seventy bio’s NOL balance of $228 million as of December 31, 2024, which resulted in free cash flow of $10 million for 2034, $9 million for 2035 and $7 million for 2036 as described in this table. This is the only difference between the Case 1 Forecasts approved by the 2seventy bio Board of Directors on February 8, 2025 and the Case 1 Forecasts approved by the 2seventy bio Board of Directors on March 7, 2025, which are summarized above.
(5) Free cash flow is inclusive of the NOL Benefit.

7.	By adding the bold and underlined text in the tables and footnotes on page 37 under the section entitled “Item 4. The Solicitation or Recommendation-Certain Financial Projections-Case 2 Forecasts.”

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Net Abecma Revenue(1)	$164	$207	$217	$221	$224	$180	$161	$146
Gross Profit	$76	$119	$136	$141	$156	$110	$94	$83
(-) R&D	($24)	($19)	($15)	($12)	($10)	($8)	($6)	($5)
(-) SG&A	($33)	($31)	($38)	($38)	($34)	($30)	($28)	($26)
(-) Lease Expense	($14)	($16)	($17)	($17)	($18)	($18)	($19)	($20)
Total Operating Expenses	($71)	($65)	($70)	($68)	($62)	($56)	($53)	($51)
EBIT(2)	$5	$54	$67	$74	$94	$55	$41	$31
(-) Taxes	($1)	($11)	($14)	($15)	($20)	($11)	($9)	($7)
Net Operating Profit After Tax	$4	$42	$53	$58	$74	$43	$32	$25
(+) D&A	$6	$5	$4	$3	$3	$3	$3	$3
(-) CapEx	($7)	($5)	($4)	($3)	($3)	($3)	($3)	($3)
(+/-) Change in NWC	($4)	($4)	($1)	($0)	($0)	$4	$2	$2
Free Cash Flow(3)	$0	$46	$62	$67	$74	$47	$34	$26
NOL Benefit(4)	$1	$9	$11	$9	-	-	-	-

	2033E	2034E	2035E	2036E
Total Net Abecma Revenue(1)	$130	$113	$98	$85
Gross Profit	$72	$58	$42	$36
(-) R&D	($4)	($3)	-	-
(-) SG&A	($25)	($23)	($22)	($20)
(-) Lease Expense	($20)	($5)	-	-
Total Operating Expenses	($49)	($31)	($22)	($20)
EBIT(2)	$23	$27	$20	$16
(-) Taxes	($5)	($6)	($4)	($3)
Net Operating Profit After Tax	$18	$21	$16	$13
(+) D&A	$3	$3	$3	$3
(-) CapEx	($3)	($3)	($3)	($3)
(+/-) Change in NWC	$2	$2	$1	$1
Free Cash Flow(3)	$19	$23	$17	$14
NOL Benefit(4)	-	-	-	-

(1) Represents 2seventy bio’s share of U.S. Abecma revenue based on the terms of the Bristol-Myers Squibb Collaboration Agreement.
(2) EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.
(3) Free cash flow is a non-GAAP financial measure defined as cash flow from operations minus capital expenditures plus tax benefits from net operating losses.
(4) Free cash flow is inclusive of the NOL Benefit.

8.
By adding the bold and underlined text to the second paragraph on page 40 under the section entitled “Item 4. The Solicitation or Recommendation-Opinion of Goldman Sachs & Co. LLC-Illustrative Discounted Cash Flow Analysis.”

“Goldman Sachs derived ranges of illustrative enterprise values for 2seventy bio by adding the ranges of present values it derived above. Goldman Sachs then added from the range of illustrative enterprise values it derived for 2seventy bio the amount of 2seventy bio’s cash and cash equivalents as of December 31, 2024 of approximately $184 million, as provided by and approved for Goldman Sachs’ use by 2seventy bio senior management, to derive a range of illustrative equity values for 2seventy bio. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of 2seventy bio of approximately 57.1 million as of March 7, 2025, as provided by and approved for Goldman Sachs’ use by 2seventy bio senior management, using the treasury stock method, to derive a range of illustrative present values per Share ranging from $4.91 to $5.09.”

9.
By adding the bold and underlined text to the table on page 41 under the section entitled “Item 4. The Solicitation or Recommendation-Opinion of Goldman Sachs & Co. LLC- Select Precedent Transactions Analysis.”

Announcement Date	Selected Transactions			Premium to Undisturbed (%)
	Target	Acquirer	Enterprise Value ($mm)
August 2024	G1 Therapeutics, Inc.	Pharmacosmos A/S	$386	68%
September 2023	Intercept Pharmaceuticals, Inc.	Alfasigma S.p.A	$381	82%
January 2023	Albireo Pharma, Inc.	Ipsen Biopharmaceuticals, Inc.	$729	84%
October 2022	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.	$529	43%
August 2022	Aerie Pharmaceuticals, Inc.	Alcon Research, LLC	$912	37%
June 2022	Epizyme, Inc.	Ipsen Biopharmaceuticals, Inc.	$319	53%
June 2022	Radius Health, Inc.	Gurnet Point Capital, LLC	$895	41%
April 2022	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.	$968	50%
October 2021	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	$402	76%
October 2021	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	$630	47%
October 2020	Biospecifics Technologies Corp.	Endo International plc	$540	45%
October 2020	AMAG Pharmaceuticals, Inc.	Covis Group S.à.r.l.	$647	46%
August 2020	Pfenex Inc.	Ligand Pharmaceuticals Incorporated	$376	57%
May 2020	Stemline Therapeutics Inc.	Menarini Group	$471	142%
September 2019	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB (publ)	$828	36%

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined text and deleting the struck-through text to the three paragraphs under the subsection entitled “Legal Proceedings” on page 47:

“As of ~~April 22~~ May 5, 2025, two complaints had been filed by purported stockholders of 2seventy bio challenging certain disclosures in this Schedule 14D-9. The complaints, captioned Thomas v. 2seventy bio, Inc., et al. and Miller v. 2seventy bio, Inc., et al. (together, the “Complaints”) were filed on April 16, 2025 and April 17, 2025, respectively, in the Supreme Court of New York, County of New York and name~~s~~ as defendants 2seventy bio and each member of the 2seventy bio Board of Directors (collectively, the “2seventy bio Defendants”). The complaints allege negligent misrepresentation and concealment in violation of New York common law as well as negligence in violation of New York common law. The complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the respective plaintiffs. Each of the 2seventy bio Defendants intends to vigorously defend these actions.

As of ~~April 22~~ May 5, 2025, 2seventy bio had also received ~~six~~ sixteen stockholder demand letters –(collectively, the “Demands”), all of which generally ~~seek~~ demand that certain allegedly omitted information in this Schedule 14D-9 be disclosed.

Additional demand letters or lawsuits may be received by or filed against 2seventy bio, the 2seventy bio Board of Directors, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and this Schedule 14D-9. If additional similar demand letters are received or complaints are filed, absent new or different allegations that are material, Purchaser, Parent or 2seventy bio will not necessarily announce such additional filings.”

2.
By adding the bold and underlined text to, and deleting the struck-through text, in the below paragraph on page 48 under the subsection entitled “Antitrust Approvals in the United States” (which subsection starts on page 47).

“On April 17, 2025, each of 2seventy bio and Bristol-Myers Squibb filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Transactions. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period applicable to the purchase of Shares pursuant to the Offer ~~will expire~~ expired on May 2, 2025, at 11:59 p.m., Eastern Time. Accordingly, the Offer Condition requiring that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining Offer Conditions set forth in the Offer to Purchase. ~~and 2seventy bio and Bristol-Myers Squibb have requested “early termination” of such waiting period. This period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request.~~

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Bristol-Myers Squibb and/or 2seventy bio. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Bristol-Myers Squibb and 2seventy bio do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2seventy bio, Inc.

By:	/s/ Chip Baird
Name:	Chip Baird
Title:	Chief Executive Officer
Dated: May 5, 2025